Mail Stop 3561



March 24, 2006



Mr. Ronald S. Boreta
President and Chief Executive Officer
All-American SportPark, Inc.
6730 South Las Vegas Boulevard
Las Vegas, Nevada  89119

      Re:	All-American SportPark, Inc.
      	Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Filed March 31, 2005

		Form 10-QSB for the Fiscal Quarter Ended September 30,
2005
		Filed November 14, 2005
		File No. 0-24970

Dear Mr. Boreta:

	We have reviewed your response of August 1, 2005 to our prior comments and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We would appreciate if you would show us in your supplemental response what the revised disclosures will look like prior to filing an amendment. These additional disclosures should be included in your future filings. After reviewing the information included in your response, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended December 31, 2004
Item 7.  Financial Statements

Consolidated Statements of Operations, page F-4

1. We have read your response to comments 15 and 19 of our letter dated July 11, 2005 regarding your basis in GAAP for recording gains from the extinguishment of debt from related parties during fiscal years 2004, 2003 and 2002. Your basis for recording a gain in each of the last three fiscal years is not supported by GAAP and the related authoritative accounting literature. See APB 26 note 1 to paragraph
20. Accordingly, please amend your Form 10-KSB for the year ended December 31, 2004 and revise your financial statements and all related disclosures in fiscal years for $669,887 in 2004, $316,991 in
2003 and $ 239,425 in 2002 to reflect these amounts as a capital contribution instead of your current presentation as gains in your statement of operations for the amount of debt forgiven by related parties and provide the appropriate footnote disclosures on the accounts affected for each fiscal year. Please also revise management`s discussion and analysis to reflect these changes in your financial statement presentation for all years presented. Refer to
APB 20 and SFAS 154 for reporting and disclosure guidance.

Notes to Consolidated Financial Statements

Note 4.  Related Party Transactions, page F-9

2. We note your response to our comment 29 in our letter dated
July
11, 2005 that none of your noted payable have any restrictive debt covenants. Please state in your revised disclosure that none of the various notes outstanding have any restrictive covenants as of the balance sheet date.

* * * * *
      As appropriate, please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T. You may contact Milwood Hobbs at (202) 551-3241, or in his absence, the undersigned at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Any other questions regarding disclosure issues maybe directed to H. Christopher Owings at (202) 551-3720.

Sincerely,



Michael Moran
Accounting Branch Chief

Mr. Ronald S. Boreta
All-American SportPark, Inc.
March 24, 2006
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